File No. 70-10011



        United States Securities and Exchange Commission
                     Washington, D.C. 20549
            ________________________________________

                        Amendment No. 1
                               to
                            Form U-1
                    Application/Declaration
                           Under the
           Public Utility Holding Company Act of 1935
            ________________________________________


                    National Grid Group plc
                       15 Marylebone Road
                        London, NW 15JD
                         United Kingdom

           (Names of companies filing this statement
         and addresses of principal executive offices)
            ________________________________________

                    National Grid Group plc
            (Name of top registered holding company)
            ________________________________________

                        Kirk L. Ramsauer
                     Deputy General Counsel
                       National Grid USA
                       25 Research Drive
                     Westborough, MA 01582
                   Telephone: (508) 389-2972
                   Facsimile: (508) 389-3518

          (Names and addresses of agents for service)


Item 1.  Description of the Proposed Transaction
------------------------------------------------

     A.   Introduction

     National Grid Group plc (National Grid) is a registered holding company organized under the laws of the United Kingdom. National Grid indirectly owns utility and nonutility companies formerly owned by New England Electric System ("NEES") and Eastern Utilities Associates. National Grid currently operates under a comprehensive Commission order dated March 15, 2000 ("March Order"). f/n 1
     National Grid and its associate companies (the "National Grid System") received comprehensive financing authorization in connection with the March Order. National Grid seeks to amend one aspect of that financing authorization in order to calculate the minimum equity capitalization ratio test in the March Order in a flexible way that takes into account the unique nature of National Grid's convertible securities that are mandatorily convertible into common stock of Energis plc and to permit a similar calculation for future issues of convertible securities by National Grid or its non-utility subsidiaries that are mandatorily convertible into (i)common stock of Energis plc or other non-utility affiliates of National Grid which is publicly traded or (ii) common stock of National Grid.

     B.   Background

     In its March Order, the Commission authorized, among other things, the financing of the National Grid System through May 31, 2003 through the issuance by National Grid of equity and debt securities in an amount not to exceed $4.0 billion, and guarantees in an amount not to exceed $2.0 billion, both at any one time outstanding. The $4.0 billion financing authorization included up to $1.0 billion of authority to issue convertible bonds and up to $100 million of preferred securities which may be convertible. By its order dated October 22, 2001("October Order"), the Commission increased National Grid's authority to issue convertible bonds up to $2.0 billion in aggregate amount outstanding at any one time. f/n 2
---------------
1    The National Grid Group plc, Holding Co. Act Release No. 27154 (March
15, 2000).

2    The National Grid Group plc, Holding Co. Act Release No. 27455 (October
22, 2001).

     National Grid's comprehensive financing authority is subject to numerous terms and conditions including a commitment by National Grid that it would maintain its common stock equity as a percentage of total capitalization, measured on a book value US GAAP basis at 28.5 percent or above at the time of closing the NEES acquisition and thereafter during the term of the financing authorization, and 30 percent or above by March 31, 2002 and thereafter. Consequently, the minimum equity capitalization ratio test was calculated under the March Order as common stock equity/total capitalization. f/n 3
     National Grid has reached the 30 percent minimum well before the March 31, 2002 deadline. The calculation of this minimum equity test is shown in Exhibit E-1 as well as a pro forma calculation showing the impact of National Grid's proposed merger with Niagara Mohawk Holdings, Inc. ("Niagara Mohawk"). National Grid proposed to acquire Niagara Mohawk with a mix of National Grid common shares and cash f/n 4. The pro forma calculation as shown in Exhibit E-1 assumes a mix of stock and cash which results in a post-merger equity capitalization ratio for National Grid of 30.1 percent. Absent the minimum common equity test, National Grid could choose to use more cash in the mix of consideration paid to meet the elections made by Niagara Mohawk's shareholders

C.   Specific Request
     To provide additional financing flexibility consistent with the maintenance of financial soundness, National Grid requests that, in calculating the minimum equity test, the Commission allow equity credit for convertible securities of National Grid or its non-utility subsidiaries that

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3    Common stock equity would include (i.e., amounts received equal to the par or slated value of the common stock), additional paid in capital, retained earnings and minority interests.

     Total capitalization would include the sum of common stock equity, preferred stock, long-term debt, short-term debt and current maturities.

     The minimum equity capitalization ratio equals common stock equity/(common stock equity and preferred stock and gross debt). Gross debt is the sum of long term debt, short term debt and current maturities.

4    In a separate filing, National Grid has requested Commission authorization to acquire the outstanding common stock of Niagara Mohawk ("Merger") and certain related transactions. SEC File No. 70-9849 (filed February 7, 2000). That filing also requests authorization for National Grid to finance the Merger. It is not intended that this application authorize the financing of the Merger.

by their terms will mandatorily convert into common stock of National Grid or publicly traded common stock of non-utility affiliates of National Grid, including, but not limited to, Energis plc ("Energis"), a publicly-held telecommunications company with operations in Europe. National Grid believes that the mandatory and automatic nature of the conversion justifies receiving credit for these mandatorily convertible securities in the calculation of the equity test.
     Currently, National Grid has outstanding Equity Plus Income Convertible securities ("EPICs") that are mandatorily convertible into Energis shares.
The EPICs are exchangeable, subject to certain exceptions, on or prior to April 26, 2003, or prior thereto at the option of the bondholders, into common stock of Energis. If the EPICs are redeemed at the bondholders option prior to May 3, 2003, the bondholders receive 0.8333 Energis shares per EPIC. Because these EPIC bonds will mandatorily convert to Energis shares under the terms of the underlying bonds, the Commission should look forward to determine the effect on National Grid's balance sheet at the time of conversion. f/n 5

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5    National Grid currently owns approximately 37.6 percent of the issued share capital of Energis, including 4.3 percent of such shares which are held to satisfy the obligations under the EPIC bonds. Accordingly, normal equity accounting treatment under APB 18, "The Equity Method of Accounting for Investments in Common Stock," is utilized by National Grid for this investment. As for the bonds, under US GAAP, debt exchangeable into the shares of an equity investee should be adjusted each period based upon the value of the shares into which they are exchangeable, with the resulting adjustment recorded currently in earnings (i.e., without any type of hedge accounting). Accordingly, for US GAAP purposes, National Grid's recorded liability for the exchangeable bonds is "marked to market" each period based upon movements in the trading value of Energis plc shares, with the adjustment recorded currently in earnings. No type of hedge accounting is applied and, therefore, the carrying value of National Grid's investment in the Energis plc shares which will be used to extinguish the exchangeable bonds is not marked to market.

     Under the above described U.S. GAAP accounting, which is the basis for the calculation of the minimum equity test, certain negative impacts occur on National Grid's books. First, the increase in value of the Energis shares from the time of issuance is recorded as additional interest expense reducing consolidated net income and consequently retained earnings; therefore, reducing the common equity component of the calculation. Second, the additional interest accretion increases the face value of the EPIC bonds and, consequently, the amount of debt on the consolidated balance sheet; therefore, reducing the equity percentage in the calculation of the minimum equity test. Finally, under U.S. GAAP there is no corresponding reflection of the increased value of the Energis shares since the date of original issue of the EPIC bonds.

  Therefore, National Grid proposes that the calculation of the minimum equity test treat mandatorily convertible securities as equity and not debt. National Grid believes that such treatment for purposes of calculating the minimum equity test is reasonable in light of the mandatory and automatic conversion feature of these securities. This recognizes the irrevocable equity commitment that has been made. This treatment would not be available for voluntarily convertible securities.

     D.     Rule 54 Analysis
       Under Rule 54, the Commission may not consider the effect of the capitalization or earnings of any subsidiary which is an exempt wholesale generator ("EWG") or FUCO upon the registered holding company system "if Rules 53(a), (b) and (c) are satisfied." National Grid currently meets all of the conditions of Rule 53(a), except for clauses (1) and (2). f/n 6 Due to the level of National Grid's aggregate investment in EWGs and FUCOs and the lack of U.S. GAAP books and records for its FUCO investments, National Grid cannot comply with Rule 53 (a) and consequently, it must demonstrate that it complies with Rule 53(c).







----------
(5 continued)

  Since the book value of the Energis shares is lower than the book value of the EPIC liability (although the Energis shares fully satisfy the liability), National Grid would book a gain to account for the difference. That gain would flow to National Grid's equity account and increase its equity balance. (National Grid has sufficient capital tax loss carry forwards available to absorb the gain associated with this implied defeasance.)

  The equity credit is justified because upon conversion there is a certainty of an increase in National Grid's equity, that is equivalent to the difference between the current carrying value of the EPICs (less associated deferred taxes) and the historical cost of the Energis shares. A calculation of the minimum equity test taking into account this treatment of the EPIC bonds and the pro forma impact of the Niagara Mohawk merger is shown in Exhibit E-2 to this application.

6 As the Commission noted in the March Order, National Grid has preexisting foreign operations and cannot at this time commit to maintain the books and records of these interests in conformity with U.S. GAAP. National Grid will, however, comply fully with the substantive provisions of Rule 53.

  National Grid's aggregate investment, as defined in Rule 53(a), in EWGs and FUCOs and its capital structure at the time of the NEES merger and as of March 31, 2001 are shown below.


          Aggregate      Consolidated   Aggregate      Equity         Debt
          EWG and        Retained       Investment          as a           as a
          FUCO           Earnings       percent        percentage     percentage
          Investment          ("CRE")        of CRE         of Total  of Total
                                                       Capitali- Capitali-
                                                       zation    zation
          ----------          ------------   -----------         --------- ---------

Pro forma $3,532 mm      $1,748 mm      202 percent         28.5 percent   73.4 percent
to reflect
NEES merger
as of
September
30, 1999
-----------------------------------------------------------------------------------------
As of March
31, 2001  $3,488 mm      $3,520 mm      99 percent          41 percent          59 percent



     National Grid also notes that none of the conditions described in paragraph (b) of Rule 53 is applicable. Specifically, (1) there has been no bankruptcy of any National Grid associate company in which a plan of reorganization has not been confirmed, (2) the average consolidated retained earnings for the two most recent semiannual periods has not decreased by 10 percent from the average for the previous two semiannual periods, and (3) in the past fiscal year, National Grid has not reported operating losses attributable to its direct or indirect investments in EWGs and FUCOs. f/n 7



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7    Some of National Grid's telecommunications and metering ventures held as direct or indirect subsidiaries of National Grid Holdings Limited, National Grid's FUCO, have reported operating losses in the last fiscal year. Nevertheless, National Grid Holdings Limited, on an consolidated basis, has been profitable.

     Indeed, National Grid's interests in EWGs and FUCOs have contributed positively to its consolidated earnings during the period since the March Order. For the year ended March 31, 2001, National Grid's FUCO investments, principally its established U.K. transmission business, contributed substantially to the National Grid Group's profitability. Out of total operating profit before exceptional integration costs and goodwill amortization of 731.9 million pounds sterling ($1,039.3 mm), f/n 8 the U.K. transmission group contributed 486.3 million pounds ($690.5 mm), while the National Grid USA group contributed 293.6 million pounds ($416.9 mm).
     National Grid is in full compliance with the conditions of Rule 53(c). Under Rule 53(c), "[a]n applicant that is unable to satisfy the requirements of paragraphs (a) and (b) of this section must affirmatively demonstrate that the proposed issue and sale of a security to finance the acquisition of an exempt wholesale generator, or the guarantee of a security of an exempt wholesale generator (1) will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and (2) will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of state commissions to protect such subsidiary or customers.
     The additional financing authority sought in this Application would not have an adverse effect on the financial integrity of the National Grid system, or an adverse impact on National Grid's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The lack of any adverse effect associated with National Grid's current financing plan was fully demonstrated in National Grid's Application in File No. 70-9519 and confirmed by the Commission in its March Order. The transaction proposed in the instant Application does not require a different conclusion. The March Order notes that in its Application referenced above;
(1) National Grid demonstrated that it had an investment grade credit rating,
(2) a history of positive contributions to earnings from National Grid Company (the most significant part of National Grid's FUCO operations), (3) that the Application contained various commitments by National Grid to maintain its financial strength, and(4) that the public utility subsidiaries in the


------------

8 Pound sterling amounts have been translated into dollars at 1.0 pounds =
$1.42.

National Grid system were insulated from the direct effects of EWG and FUCO investments. Lastly, the Application notes that National Grid has demonstrated expertise and sound management skills with respect to its operation of the high-voltage system in England and Wales and that its project review procedures are stringent. Based on all these factors, the Commission found in the March Order that "National Grid has made the requisite showing under rule 53(c)." f/n 9
     Given that National Grid will continue to comply with the terms of the March Order as modified by this Application in a manner that increases financial flexibility while assuring the continued soundness of the National Grid system, the Commission should find the terms of Rule 54 satisfied.

Item 2.  Fees, Commissions and Expenses
National Grid expects to pay or incur up to $10,000 in aggregate fees, commissions and expenses, directly or indirectly, in connection with the proposed additional authority requested. The above fees do not include expenses for the public issuance of securities. Such expenses would be within the parameters specified in the March Order.

Item 3.  Applicable Statutory Provisions

     A.  Applicable Provisions
          The proposed transactions are subject to Sections 6(a) and 7 of the Act and Rule 54 thereunder.

     B.  Legal Analysis
          Given the financial abuses that preceded the adoption of the Act, it follows that financial soundness of registered holding company systems is of paramount importance to protect the general public interest and the interest of consumers in a soundly capitalized utility system. The sound capitalization of the National Grid System is assured by several aspects of its organization and operation.





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9 March Order at 64.

     First, as a matter of corporate structure, the U.S. utility group is separate from the foreign operations conducted by the balance of the National Grid System. The ring fencing of the U.S. operations under National Grid USA and the segregation of National Grid's FUCO activities under National Grid Holdings Limited provides confidence that U.S. utility operations could continue to be funded in the event of unexpected financial trouble at the National Grid level or elsewhere in the registered holding company system.
     National Grid USA and its principal utility subsidiaries are protected by a commitment to maintain their equity capitalization at or above minimum levels. The utility subsidiaries within the National Grid USA group are further protected by restrictions on dividend payout levels to maintain adequate cash resources for operations. Lastly, no company in the National Grid USA group may loan funds to National Grid, the Intermediate Companies or other foreign associate companies. Consequently, the National Grid USA group remains largely self-supporting and National Grid's ability to remove funds from the group is constrained.
     The capital structures of National Grid and National Grid USA are also managed to maintain prudent levels of financial leverage. Excessive financial leverage may be detrimental to a sound capital structure because debt carries interest rate risk and debt service obligations that must be met with cash from operations. High or variable debt service obligations may cause financial distress if cash flow from operations is interrupted or reduced.
     For all the reasons stated above, Applicant requests that the Commission authorize the proposed treatment of the mandatorily convertible securities for the limited purpose of calculating the minimum equity test.

Item 4.  Regulatory Approvals

  A.  State Regulation
  No other federal regulatory approvals, other than the approval of this Commission, are required with respect to the proposed transactions.

Item 5.  Procedure

  Applicant respectfully requests that the Commission issue and publish, not later than December 14, 2001, the requisite notice under Rule 23 with respect to the filing of this Application-Declaration, such notice to specify a date not later than January 11, 2002 by which comments may be entered after which an order of the Commission granting and permitting this Application to become effective may be entered by the Commission.
  Applicant waives a recommended decision by a hearing or other responsible officer of the Commission for approval of the proposed transactions and consent to the Division of Investment Management's assistance in the preparation of the Commission's decision. There should not be a waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements

Exhibits
--------

E-1    Calculation of Minimum Equity Test   Baseline September 30, 2001
  and pro forma for Niagara Mohawk merger (previously filed)
E-2    Calculation of Minimum Equity Test   EPIC bonds mandatorily
  convertible into Energis shares (previously filed)
F-1    Opinion of Counsel - National Grid Group plc (to be filed by amendment).
F-2    Past Tense Opinion of Counsel (to be filed by amendment).
I Proposed Form of Notice (previously filed)


Financial Statements
--------------------

FS-1   National Grid Group plc unaudited Consolidated Balance Sheet at
  September 30, 2001. (to be filed by amendment)
FS-2 National Grid Group plc unaudited Consolidated Profit and Loss Account at September 30, 2001. (to be filed by amendment)


Item 7.  Information as to Environmental Effects.
  The proposed transaction involves neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

                           SIGNATURE
       Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Applicant has duly caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


Date: December 6, 2001               National Grid Group plc


                           s/Anthony R. Hill
                           _____________________________________
                           Anthony R. Hill
                           Authorized Signer
                           Vice President - Business Development
                           National Grid USA